ThinkEquity

A division of Fordham Financial Management, Inc.

17 State Street, 22nd Floor

New York, NY 10004

September 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	BIOVIE, INC.
Registration Statement on Form S-1 (Registration No. 333-231136)
Concurrence in Acceleration Request

Ladies and Gentlemen:

ThinkEquity, a division of Fordham Financial Management, Inc., on behalf of itself and Kingswood Capital Markets, a Division of Benchmark Investments, Inc., jointly as sole book-runner for the above-referenced offering (“Book-runner”), hereby concurs in the request by BioVie, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Thursday, September 17, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Book-runner affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

THINKEQUITY

By:	/s/ Priyanka Mahajan
Name:	Priyanka Mahajan
Title:	Managing Director